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                                                                    Exhibit 28.3

                                          COMMODORE
                                          ---------

                                          Commodore Applied Technologies, Inc.

                                          150 East 58th Street
                                          Suite 3400
                                          New York, New York 10155-3499
                                          (212) 308-5800
                                          (212) 753-0731 Fax

                             FOR IMMEDIATE R ELEASE

                 COMMODORE APPLIED TECHNOLOGIES, INC. COMPLETES
                     ACQUISITION OF ADVANCED SCIENCES, INC.

                      Noel, Romero Join Board of Directors

New York, NY, September 30, 1996 -- Commodore Applied Technologies, Inc. (AMEX:
CXI, CXIW) ("Commodore") today announced that it has completed its previously announced acquisition of Advanced Sciences, Inc. ("ASI"), a privately-owned environmental engineering and consulting services company based in Albuquerque, New Mexico in exchange for 900,000 shares of Commodore Common Stock, which as of the close of trading on Friday, September 27, 1996 would value the transaction at approximately $6,300,000.

ASI specializes in the identification, investigation, remediation and management of hazardous and mixed waste sites for industry and government, with approximately 160 employees and offices in Albuquerque, Carlsbad and Los Alamos, NM; Arlington, VA; Oak Ridge, TN; Denver, CO; Idaho Falls, ID; Richland, WA; and Mexico City, Mexico. Commodore anticipates revenues in excess of $25 million from ASI in 1996.

Additionally, the Company announced that Thomas E. Noel has been elected to serve as President and Chief Executive Officer of Commodore Applied Technologies beginning October 1, 1996, replacing Paul E. Hannesson who is now the Company's Chairman of the Board. In a related matter, Ed L. Romero will continue as ASI's Chairman and Chief Executive Officer. Mssrs. Noel and Romero have each joined the Company's Board, bringing the total number of directors to nine.


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Commodore Applied Technologies, Inc. News Release
September 30, 1996

Mr. Noel, 58, has held numerous executive positions in the hazardous, non-hazardous and low-level nuclear waste industries, most recently serving as President of TransAmerican Waste Industries, Inc., a non-hazardous waste disposal company. From 1984 to 1992, he was Senior Vice President of operations at Chemical Waste Management, Inc., where he managed that company's core business with more than 6,000 employees and $1.5 billion in annual revenues. Mr. Noel was also a presidential appointee as Assistant Secretary of the Department of Energy, responsible for the U.S. Strategic Petroleum Reserve, a $20 billion federal program created following the Arab oil boycott in the early 1970's.

Mr. Hannesson commented, "We are pleased to have completed this important acquisition. ASI's broad customer base and significant contract backlog provides Commodore with a well-established vehicle for our introduction of the SET technology to both the government and commercial markets. We are confident that the addition of Tom Noel, who brings exceptional experience and background in the environmental services business, will enable us to position Commodore Applied Technologies as a global leader in the industrial services industry through both internal growth and complementary acquisition."

Commodore Applied Technologies, Inc. is commercializing its proprietary technologies, including its SET process, which was awarded the U.S. EPA's first portable, non- thermal, nationwide permit for PCB destruction. The SET process also destroys chemical warfare agents and concentrates certain radioactive wastes for more effective disposal. Commodore successfully completed its initial public offering of common stock and redeemable warrants on June 28, 1996, raising gross proceeds of $35 million. The Company is 72% owned by Commodore Environmental Services, Inc. (OTC Bulletin Board:COES).

CONTACT:
Commodore Applied Technologies, Inc.
Melissa C. Berkowitz - Shareholders
John Peterson - Media
(212) 308-5800